Exhibit 12.1

LOCKHEED MARTIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratio)

	Nine Months Ended September 30		Years Ended December 31
	2006	2005	2005	2004	2003	2002	2001	2000
Earnings before income taxes	$2,543	$1,823	$2,616	$1,664	$1,532	$577	$133	$186
Interest expense	276	277	370	425	487	585	700	919
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(10)	(19)	(9)	35	(50)	(8)	85	(3)
Portion of rents representative of an interest factor	44	37	52	46	49	46	46	57
Amortization of debt premium and discount, net	(3)	(3)	(5)	(5)	—	2	2	(7)

Adjusting earnings before income taxes	$2,850	$2,115	$3,024	$2,165	$2,018	$1,202	$966	$1,152

FIXED CHARGES

Interest expense	$276	$277	$370	$425	$487	$585	$700	$919
Portion of rents representative of an interest factor	44	37	52	46	49	46	46	57
Amortization of debt premium and discount, net	(3)	(3)	(5)	(5)	—	2	2	(7)
Capitalized interest	—	—	—	—	—	—	—	1

Total fixed charges	$317	$311	$417	$466	$536	$633	$748	$970

RATIO OF EARNINGS TO FIXED CHARGES	9.0	6.8	7.3	4.6	3.8	1.9	1.3	1.2